

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Fernando Cornejo
Chief Executive Officer
Kalera Public Ltd Co
7455 Emerald Dunes Dr.
Orlando, Florida 32822

> **Re: Kalera Public Ltd Co**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 9, 2022**
> **File No. 333-264422**

Dear Mr. Cornejo:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2022 letter.

Registration Statement on Form S-4 filed May 9, 2022

Role of BofA Securities, Inc., page 171

1. Please revise your statement "nor can any inference be drawn that BofA Securities does not agree" to clearly state that an inference cannot be drawn that BofA Securities agrees with the disclosure and that investors should not put any reliance on the fact that BofA was involved with any aspect of the transaction. Additionally, please indicate that you will not speculate about the reasons BofA withdrew from its role as financial advisor and forfeited its fee after doing substantially all the work to earn its fee.

You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Dixter, Esq.